Exhibit 99.1

Qifu Technology Provides Updates on Share Repurchase Plans

Shanghai, China, December 30, 2024, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today provided updates on its share repurchase plans.

On March 12, 2024, the Company’s board of directors (the “Board”) approved a share repurchase plan (the “2024 Share Repurchase Plan”), whereby the Company is authorized to repurchase its American depositary shares (“ADSs”) or Class A ordinary shares with an aggregate value of up to US$350 million during the 12-month period from April 1, 2024. As of December 30, 2024, the Company had utilized substantially all of the total authorized value for the 2024 Share Repurchase Plan. Specifically, the Company had in aggregate purchased 15,110,617 ADSs in the open market for a total amount of US$349,997,661 (inclusive of commissions) at an average price of US$23.14 per ADS. The Company intends to cancel all of the repurchased shares in accordance with applicable rules and regulations.

On November 19, 2024, the Board approved a new share repurchase plan (the “2025 Share Repurchase Plan”), whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with all applicable rules and regulations, including the requirements of Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has entered into a trading plan in accordance with Rule 10b5-1 under the Exchange Act to facilitate repurchases under the 2025 Share Repurchase Plan during the Company’s quarterly blackout period that begins on January 2, 2025.

About Qifu Technology

Qifu Technology is a leading Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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